Calamos ETF Trust

2020 Calamos Court

Naperville, Illinois 60563

866.363.9219

November 21, 2024

United States Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Re:	Calamos ETF Trust (“Registrant” or “Trust”) on behalf of four of its series,

Calamos Bitcoin 100% Protection Strategy (1 yr) ETF — Month TBD 1
Calamos Bitcoin 100% Protection Strategy (1 yr) ETF — Month TBD 2
Calamos Bitcoin 100% Protection Strategy (1 yr) ETF — Month TBD 3
Calamos Bitcoin 100% Protection Strategy (1 yr) ETF — Month TBD 4
(each, a “Fund” and collectively, the “Funds”)
(File Nos. 333-191151 and 811-22887)

Dear Sir or Madam:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Registrant and the undersigned principal underwriter of the Trust, Calamos Financial Services LLC (“CFS”), the proposed principal underwriter of the Funds, hereby respectfully request that the effective date of Post-Effective Amendment No. 48 to the Trust’s registration statement on Form N-1A (the “Registration Statement”) be accelerated to a date no later than December 18, 2024 or as soon thereafter as practicable.

To our knowledge, no distribution of copies of the Registration Statement or the prospectus included therein has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and CFS represent that their request is consistent with the public interest and the protection of investors.

The Registrant acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Rita Rubin of Ropes & Gray LLP at (312) 845-1241 as soon as the Registration Statement has been declared effective.

Very truly yours,

CALAMOS ETF TRUST

By:	/s/ J. Christopher Jackson
Name:	J. Christopher Jackson
Title:	Assistant Secretary

CALAMOS FINANCIAL SERVICES LLC

By:	/s/ J. Christopher Jackson
Name:	J. Christopher Jackson
Title:	Senior Vice President – Of Counsel